Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206
GS Finance Corp. $211,000 GS Momentum Builder® Multi-Asset 5S ER Index-Linked Notes due 2022 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $211,000 principal amount of notes that were offered on October 26, 2017, as described in the accompanying prospectus supplement no. 2,140 dated October 26, 2017.
The projected payment at maturity and the original issue discount accrual table were incorrectly stated in the accompanying prospectus supplement no. 2,140 dated October 26, 2017. Please refer to the corrected information below.
The following two paragraphs reflect corrected information and replace, in their entirety, the fourth and fifth paragraphs under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders” beginning on page S-157 of the accompanying prospectus supplement no. 2,140. The amended paragraphs below should be read in conjunction with the accompanying prospectus supplement no. 2,140 dated October 26, 2017 (except for those paragraphs being replaced), the accompanying prospectus supplement dated July 10, 2017 and the accompanying prospectus dated July 10, 2017:
We have determined that the comparable yield for the notes is equal to 2.60% per annum, compounded semi-annually with a projected payment at maturity of $1,137.88 based on an investment of $1,000.
Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:
Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
October 31, 2017 through December 31, 2017	$4.33	$4.33
January 1, 2018 through December 31, 2018	$26.29	$30.62
January 1, 2019 through December 31, 2019	$26.96	$57.58
January 1, 2020 through December 31, 2020	$27.68	$85.26
January 1, 2021 through December 31, 2021	$28.41	$113.67
January 1, 2022 through October 31, 2022	$24.21	$137.88
You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You should read the additional disclosure in the accompanying prospectus supplement no. 2,140 dated October 26, 2017 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-15 of the accompanying prospectus supplement no. 2,140 dated October 26, 2017.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC
Prospectus Supplement No. 2,140 Addendum dated November 17, 2017

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC, or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●   Prospectus supplement no. 2,140 dated October 26, 2017
●   Prospectus supplement dated July 10, 2017
●   Prospectus dated July 10, 2017
The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.